

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

WINNEBAGO INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Iowa	**001-06403**	**42-0802678**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

P. O. Box 152, Forest City, Iowa	**50436**
(Address of principal executive offices)	(Zip Code)

Scott C. Folkers **641-585-3535**

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction:

The "Company," "Winnebago Industries," "we," "our" and "us" are used interchangeably to refer to Winnebago Industries, Inc. and its subsidiary, Winnebago of Indiana, LLC, as appropriate in the context.

Winnebago Industries is headquartered in Forest City, Iowa, is a leading United States manufacturer of RVs used primarily in leisure travel and outdoor recreation activities. The Company builds quality motor homes, travel trailers, fifth wheel products and transit buses under the Winnebago®, Itasca®, Winnebago Touring Coach™, SunnyBrook®, and Metro™ brand names. The Company markets its recreation vehicles on a wholesale basis to a diversified dealer network located throughout the U.S., and Canada. Other products manufactured by the Company consist primarily of original equipment manufacturing (OEM) parts, including extruded aluminum and other component products for other manufacturers and commercial vehicles.

Winnebago Industries has two distinct product categories, Motorized and Towables. Products included in the Motorized category include motorhomes, touring coaches, and transit buses. Products included in the Towables category include travel trailers and fifth wheel trailers. All products manufactured by Winnebago contain conflict minerals necessary to the product's functionality. The conflict minerals are present in raw materials and products that we purchase and ultimately are incorporated into the products via the company's own manufacturing processes. Winnebago's first tier suppliers are made up of primarily part manufacturers and distributors.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report:

In accordance with Rule 13p-1, Winnebago Industries has concluded in good faith that during 2013,

a) Winnebago Industries has manufactured products as to which "conflict minerals" (as defined in Section 1, Item 1.01 (d) (3) of Form SD) are necessary to the functionality or production of such products. Therefore, Winnebago Industries was required to perform a "reasonable country of origin inquiry" (RCOI).

   Winnebago Industries' RCOI was employed to determine whether the necessary conflict minerals in Winnebago Industries' products originated from the Covered Countries including Adjoining Country as defined below in accordance with Section 1502(e) of the Dodd-Frank Wall Street Reform and Consumer Protection Act. Winnebago Industries' primary means of determining country of origin of necessary conflict minerals was by conducting a supply-chain survey with direct suppliers using the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative (EICC/GeSI) Conflict Minerals Reporting Template. Winnebago Industries surveyed 100% of direct suppliers that contributed goods within our supply chain for calendar year 2013.

   As a result of the reasonable country of origin inquiry conducted as described above, approximately 68% of Winnebago Industries' direct suppliers have provided a response to the supply-chain survey.

b) Based on a "reasonable country of origin inquiry" (RCOI), Winnebago Industries is unable to determine if its necessary conflict minerals originated in the Democratic Republic of the Congo or an Adjoining Country (collectively, sometimes referred to as the "Covered Countries") or if those necessary conflict minerals were from recycle or scrap sources. Thus, Winnebago industries performed additional due diligence which is described in the filed Conflict Minerals Report attached hereto.

   In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 ('Rule 13p-1"), Winnebago Industries has filed this Specialized Disclosure Form (Form SD) and the Conflict Minerals Report as an exhibit. A copy of these reports is publicly available at www.winnebagoind.com under the tab "Company-Investor Relations".

Item 1.02 Exhibits

Section 2 - Exhibits

Item 2.01 Exhibits:

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WINNEBAGO INDUSTRIES, INC.

Date: June 2, 2014   By */s/ Randy J. Potts*
                                                                        Randy J. Potts
                                                                        Chief Executive Officer, President, Chairman of the Board
                                                                        (Principal Executive Officer)

Exhibit 1.01 - Conflict Minerals Report

This is the Conflict Minerals Report of Winnebago Industries, Inc. ("Winnebago Industries") for calendar year 2013 in accordance with Rule 13p-1 ("Rule 13p-1") under the Securities Exchange Act of 1934 (the "1934 Act"). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Winnebago Industries, a manufacturer of recreational vehicles has determined that its products were manufactured with tin, tantalum, tungsten, and gold which were necessary to the functionality of such products. In accordance with the rules, Winnebago Industries performed due diligence to determine the conflict minerals status of the necessary conflict minerals used in its product manufacturing, this due diligence is noted below.

Part I. Due Diligence:

Winnebago Industries has reviewed their suppliers and sourcing decisions and integrated into their management programs the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) ("OECD Framework"), an internationally recognized due diligence framework. Specific details on the due diligence framework and compliance efforts are listed below.

1. **Establish strong company management systems:**

In accordance with the execution of this rule, Winnebago Industries has concluded in good faith that,
  a) We have clearly communicated to all suppliers our efforts to comply with Rule 13p-1.
  b) We have structured compliance efforts internally to support supply chain due diligence. Winnebago Industries has developed a team responsible for the conflict minerals program. The team reports to the Director of Purchasing and CFO.
  c) We have established a system of controls and supply chain transparency through the adoption and use of due diligence tools created by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative (EICC/GeSI). This included the use the Conflict Minerals Reporting Template (CMRT), a supply-chain survey.
  d) We have conducted a supply-chain survey, which requested suppliers to identify smelters and refiners, using the CMRT. As a downstream manufacturer, we rely on our vendors to provide the origins of all of our conflict minerals, including the location of the smelter, mine, or transit route of the minerals.
  e) When applicable, we compared smelters and refiners identified by the supply-chain survey against the list of facilities which have received a DRC conflict free designation from the Conflict Free Smelter Program (CFSP) or other independent third-party smelter audit program.

2. **Identify and assess risk in the supply chain:**

We identified risks at the product level and determined that all products we produce contained conflict minerals necessary to the functionality of the product. As we progress, we expect that transparency in our supply chain will increase and that will allow for better risk assessment at more detailed levels of our supply chain.

Based on the assessed risks, Winnebago Industries performed a reasonable country of origin inquiry (RCOI) over all tier one suppliers to identify the smelters/refiners of conflict minerals.

3. Design and implement a strategy to respond to identified risks:

Our RCOI strategy was reasonably designed and implemented to determine the existence and source of conflict minerals in Winnebago Industries' supply chain, including recycled or scrap materials. We utilized the EICC/GeSI template for our RCOI, but comparable forms of documentation were also accepted. We conducted our effort to send surveys in good faith, utilizing three rounds of communications with our suppliers through February 2014. We evaluated survey responses to identify: (i) the use and source of Conflict Minerals; and (ii) any warning signs indicating that Conflict Minerals may have come from the Democratic Republic of the Congo or an Adjoining Country. We made additional inquiries on a case-by-case basis to clarify or obtain more information as necessary. Additionally, we compared the listing of smelters and refiners per the vendor survey to the Conflict Free Sourcing Initiative's Conflict Free Smelter and Refiner lists.

Based on the surveys provided and notifications that our suppliers' diligence efforts were incomplete, we do not have sufficient information to conclusively determine who the smelters/refiners were, what facilities were used to process conflict minerals, or what the country of origin of the conflict minerals was. Our efforts to determine mine or location of origin and future due diligence activities will continue to be assessed and improved. Results of supply chain diligence were tracked and reported to senior management during periodic status meetings. Final determinations were reviewed to support due diligence conclusions.

4. Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain:

We support the industry associations which administer independent third-party smelter audit programs.

5. Report on supply chain due diligence:

We have developed and communicated a company policy. Management's conflict minerals compliance results have been reported. Additionally, we have responded to customer inquiries for information when requested.

Part II. Product Description:

All products manufactured by Winnebago Industries are deemed to contain conflict minerals necessary to the product's functionality. There are two distinct product lines manufactured by Winnebago Industries. Products included in the Motorized category include motorhomes, touring coaches, and midsized buses. Products included in the Towables category include travel trailers and fifth wheel trailers. We do not currently have sufficient information to disclose the facilities used to process the associated minerals or the country of origin and whether or not our sourcing funded any conflict.

As a result of the above determination, this report was not subjected to an independent private sector audit as allowed under Rule 13p-1.